Filed by Owens Mortgage Investment Fund
and Owens Realty Mortgage, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and, as applicable, deemed filed
pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company:  Owens Realty Mortgage, Inc.
Registration Statement File No. 333-184392

Owens Mortgage Investment Fund,
a California Limited Partnership

2221 Olympic Boulevard
Walnut Creek, California 94595
March 26, 2013

Dear Owens Mortgage Investment Fund Limited Partner:

Owens Mortgage Investment Fund, a California Limited Partnership (“OMIF”), has decided to postpone the previously scheduled special meeting of the limited partners relating to the proposed REIT conversion until April 16, 2013. Please find attached a notice of the postponed special meeting. The special meeting has been postponed because we now expect a larger than previously anticipated number of attendees, and the room originally reserved for the meeting will not accommodate the larger number.

Thank you for your cooperation with, and attention to, matters relating to the proposed REIT conversion of OMIF.

Sincerely,

William C. Owens
Chairman, President and Chief Executive Officer
Owens Financial Group, Inc., the sole general partner of Owens Mortgage Investment Fund, a California Limited Partnership

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain statements that constitute forward-looking statements, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Owens Mortgage Investment Fund or Owens Realty Mortgage, Inc. to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements.

In some cases you can identify forward-looking statements by terms such as “anticipate,” “project,” “may,” “intend,” “might,” “will,” “could,” “would,” “expect,” “believe,” “estimate,” “potential,” by the negative of these terms and by similar expressions. These forward-looking statements reflect Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond their ability to control or predict. You should not put undue reliance on any forward-looking statements. These forward-looking statements present Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s estimates and assumptions only as of the date of this communication.

Important factors that could cause actual results to differ materially and adversely from those expressed or implied by the forward-looking statements are listed in the proxy statement/prospectus mailed to you on or about February 14, 2013. The list of factors contained in the proxy statement/prospectus that may affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Therefore, all forward-looking statements should be evaluated with the understanding of their inherent risk and uncertainty. Except for Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s ongoing obligations to disclose material information as required by U.S. federal securities laws, neither company intends to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this communication.

ADDITIONAL INFORMATION AND CAUTIONARY STATEMENT

Limited Partners are encouraged to read the proxy statement/prospectus mailed to them on or about February 14, 2013, including the “Risk Factors” section commencing on page 19. Limited Partners are also encouraged to read all other relevant documents filed or to be filed with the Securities and Exchange Commission (“SEC”) relating to the REIT conversion because they contain important information. Limited Partners may obtain documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov or by calling our office at 1-925-935-3840. Limited Partners may also read and copy any document filed with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Limited Partners who have additional questions or need another proxy card should call our office at 1-925-935-3840 immediately.

OWENS MORTGAGE INVESTMENT FUND,
a California Limited Partnership
2221 Olympic Boulevard
Walnut Creek, California 94595

NOTICE OF POSTPONED SPECIAL MEETING OF LIMITED PARTNERS
To Be Held on April 16, 2013

Notice is hereby given that the special meeting of the Limited Partners of Owens Mortgage Investment Fund, a California Limited Partnership (“OMIF”), previously scheduled to be held on April 3, 2013 has been postponed until April 16, 2013, at 1:00 p.m., local time, at the Walnut Creek Marriott, 2355 N. Main Street, Walnut Creek, CA 94596.  At the special meeting to be held on April 16, 2013, the Limited Partners will consider and vote upon the following matters:

●	A proposal to adopt and approve the agreement and plan of merger, dated January 23, 2013, by and between OMIF and Owens Realty Mortgage, Inc., a recently formed Maryland corporation, and to approve the transactions contemplated thereby, pursuant to which OMIF will be merged with and into Owens Realty Mortgage, Inc. The merger agreement provides for Owens Realty Mortgage, Inc., as the surviving entity in the merger, to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes. The merger agreement is included as Annex A to the proxy statement/prospectus, previously delivered on or about February 14, 2013; and

●	Any other business that may properly come before the special meeting or any adjournments or postponements thereof.

These are the same matters that were stated in the Notice of Special Meeting given February 14, 2013, and to be considered and voted upon by the Limited Partners at the previously scheduled April 3, 2013 special meeting of the Limited Partners.

The record date for the special meeting of Limited Partners will remain January 28, 2013.  Limited Partners which have already cast their votes will not need to vote again unless they desire to change their votes.

If Limited Partners approve the merger agreement and the transactions contemplated thereby, which will implement the REIT conversion, OMIF and Owens Realty Mortgage, Inc. will not make any material changes to the merger agreement unless further Limited Partner approval is obtained.

OMIF reserves the right to cancel or defer the merger even if Limited Partners of OMIF vote to approve the merger agreement and the transactions contemplated thereby and the other conditions to the consummation of the merger are satisfied or waived, if the board of directors of Owens Financial Group, Inc., as the sole general partner of OMIF, determines that the merger is no longer in the best interests of OMIF and its Limited Partners. There is no time limit for OMIF to cancel or defer the merger.

The merger cannot be completed unless Limited Partners holding at least a majority of the outstanding limited partner units of OMIF, or LP Units (excluding any LP Units held by Owens Financial Group, Inc.), vote to adopt and approve the merger agreement and to approve the transactions contemplated thereby. Even if you plan to attend the special meeting, we request that you sign and date the proxy card previously provided, and return it without delay, so that your LP Units will be represented at the special meeting.  If you do not vote, it will have the same effect as voting against the merger proposal.

By Order of the Board of Directors of
Owens Financial Group, Inc., as the sole general partner of Owens Mortgage Investment Fund, a California Limited Partnership

William C. Owens
Walnut Creek, California March 26, 2013	Chairman, President and Chief Executive Officer